3-11-02

1098712

02029529

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period February 5, 2002 to March 11, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anthony Clark International Insurance Brokers Ltd.
(Registrant)

Date: March 12, 2002

By ____________________
(Signature) *

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

25870.1

Knox, Caroline

From: Cooper, Kathryn L.

Sent: Friday, March 01, 2002 2:40 PM

To: TSE Company Reporting (E-mail)

Cc: Shelley Samec (E-mail 2); Giuffre, Joseph P.; Tom Milley (E-

Subject: Anthony Clark International Insurance Brokers Ltd.

Attached is the Form 1 - report for February, 2002. There were no changes to the Company's issued and reserved securities during the month of February.

Yours very truly,

Kathryn Cooper
Legal Assistant
Gowling Lafleur Henderson LLP
Barristers & Solicitors
2300 - 1055 Dunsmuir Street
P.O. Box 49122
Vancouver, B.C. V7X 1J1
Direct line: (604) 891-2705
Fax: (604) 689-8610
email: kathryn.cooper@gowlings.com

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**7,692,055**	**7,692,055**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**7,692,055**	**7,692,055**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**986,400**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	N/A

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	N/A

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	N/A

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	N/A

Stock Option Outstanding — Closing Balance	**986,400**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,309,811
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**1,309,811**

All information reported in this Form is for the month of February, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Kathryn Cooper

PHONE / EMAIL (604) 891-2705 email: kathryn.cooper@gowlings.com

DATE March 1, 2002

#49325v1

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

INTERIM FINANCIAL HIGHLIGHTS

Calgary, Alberta, Canada – February 28, 2002 -- **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF)** is pleased to provide the following financial highlights for the nine months ending December 31, 2001. Revenues have increased approximately 14% from $2,845,988 for the nine months ending December 31, 2000 to $3,240,395 for the nine months ending December 31, 2001. Earnings from operations before interest, taxes, depreciation and amortization (EBITDA) for the nine months ended December 31, 2001 amounted to $302,508 with net earnings for the same period ending December 31, 2000 amounting to $346,849. Working capital at December 31, 2002 amounted to $4,008,215.

The company remains positive about its efforts to find and acquire other general insurance brokerages using its available working capital resources and about its prospects to attract additional brokerage acquisition financing.

A copy of the complete interim financial statements is available on the System for Electronic Document Analysis and Retrieval (SEDAR) disclosure system at www.sedar.com.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 17 general insurance brokerages and processes over $26,000,000 in insurance premiums for its 13,000 customers.

For further information:

Press Contacts – North America	Barry Kaplan Barry Kaplan Associates New Jersey Telephone: (732) 747-0702 Email: smallkap@aol.com
Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O. Telephone: (403) 225-5100 Email:investors@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

"Primo Podorieszach"

Primo Podorieszach, C.E.O.

February 27, 2002

B.C. Securities Commission
Ontario Securities Commission
Alberta Securities Commission

The Toronto Stock Exchange
Manitoba Securities Commission

Dear Sirs:

RE: Anthony Clark International Insurance Brokers Ltd. - Profile # 10468
Confirmation of Mailing

On February 27, 2002, the following item was sent by prepaid mail to all shareholders of the above-mentioned Company:

1. Interim Unaudited Financial Statements Made up to December 31, 2001.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini, STI
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

INTERIM UNAUDITED FINANCIAL STATEMENTS

MADE UP TO DECEMBER 31, 2001

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Balance Sheets

	December 31, 2001	March 31, 2001
	(unaudited)	(audited)
Assets		
Current Assets:		
Cash and cash equivalents	$3,843,668	$4,125,564
Accounts receivable	960,108	648,196
Income taxes receivable	-	198,567
Due from related party (note 2)	100,327	-
Due from affiliated corporation	17,353	20,019
Prepaid expenses	66,436	144,726
Future tax asset	-	6,246
	4,987,892	5,143,318
Capital assets	562,197	575,622
Customer accounts	3,133,477	2,586,854
	$8,683,566	$8,305,794
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts Payable and accrued liabilities	$778,856	$701,140
Current portion of long-term debt	199,073	50,584
Future tax liability	1,748	-
	979,677	751,724
Long-term debt	127,431	13,105
Future tax liability	591,864	359,405
Shareholders' Equity:		
Share capital	9,687,132	9,725,136
Deficit	(2,702,538)	(2,543,576)
	6,984,594	7,181,560
	$8,683,566	$8,305,794

See accompanying notes to unaudited consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Operations and Deficit
(unaudited)

	For the three months ended		For the nine months ended	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Revenue	$1,057,118	$932,539	$3,240,395	$2,845,988
Expenses:				
Salaries and Wages	642,684	522,746	1,891,438	1,584,443
Rent	65,567	53,129	199,111	159,310
General and Administrative	238,411	266,021	847,248	755,386
	946,662	841,896	2,937,797	2,499,139
Earnings from operations before the following (EBITDA)	110,456	90,643	302,598	346,849
Interest on long-term debt	(3,182)	(1,547)	(6,691)	(5,087)
Earnings before depreciation and amortization	107,274	89,096	295,907	341,762
Depreciation and Amortization	(96,359)	(63,643)	(254,592)	(189,830)
Earnings before income taxes	10,915	25,453	41,315	151,932
Income taxes recovery (expense), current	-	27,712	-	30,711
Income taxes recovery (expense), future	(14,916)	(52,609)	7,415	(133,580)
Net earnings (loss)	(4,001)	556	48,730	49,063
Deficit, beginning of period	(2,698,537)	(1,873,835)	(2,543,576)	(725,939)
Change in accounting policy	-	-	-	(742,896)
Excess of share redemption amount over share stated amount (note 4)	-	(534,913)	(207,692)	(988,420)
Deficit, end of period	($2,702,538)	($2,408,192)	($2,702,538)	($2,408,192)
Earnings per share, basic and diluted	-	-	0.01	0.01

See accompanying notes to unaudited consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended December 31, 2001	December 31, 2000	For the nine months ended December 31, 2001	December 31, 2000
Cash flows from (used in) operating activities:				
Net earnings (loss)	($4,001)	$556	$48,730	$49,063
Item not involving cash				
Depreciation and amortization	96,359	63,643	254,592	189,830
Future tax (recovery) expense	14,916	52,609	(7,415)	133,580
Cash flow from operations	107,274	116,808	295,907	372,473
Net change in non-cash working capital relating to operations:				
Accounts receivable	56,332	(17,957)	(311,912)	(469,368)
Prepaid expenses	48,086	13,878	78,290	53,397
Accounts payable and accrued liabilities	(107,786)	(125,468)	77,716	236,443
Income taxes receivable	198,567	(41,973)	198,567	(264,788)
	302,473	(54,712)	338,568	(71,843)
Cash flows from (used in) financing activities:				
Deferred Costs	-	19,922	-	(32,684)
Repayment of long-term debt	(78,020)	(51,929)	(46,944)	(211,372)
Repurchase of shares under issuer bid	-	(598,378)	(264,895)	(1,104,819)
Decrease (increase) in due from/to affiliated corporation	(13,933)	(18,087)	2,666	(26,646)
Net proceeds from issue of common shares	-	104,800	19,200	323,200
Net advances from (to) related party	-	-	(100,327)	-
Net proceeds from special warrants	-	(12,274)	-	2,926,564
	(91,953)	(555,946)	(390,300)	1,874,243
Cash flows from (used in) investing activities:				
Capital asset additions	(19,311)	(3,140)	(102,284)	(493,038)
Business acquisitions	(2,375)	-	(127,880)	-
	(21,686)	(3,140)	(230,164)	(493,038)
Increase (decrease) in cash and cash equivalents	188,834	(613,798)	(281,896)	1,309,362
Cash and cash equivalents, beginning of period	3,654,834	4,836,467	4,125,564	2,913,307
Cash and cash equivalents, end of period	3,843,668	4,222,669	3,843,668	4,222,669
Cash and cash equivalents is comprised of:				
Cash	1,343,668	722,669	1,343,668	722,669
Term deposits maturing within ninety days	2,500,000	3,500,000	2,500,000	3,500,000

Supplementary disclosure of cash flow information:

Interest paid in the period	3,279	1,547	5,089	5,087
Income taxes paid (received) in the period	(198,567)	14,261	(198,567)	234,077

See accompanying notes to unaudited consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements
for the three and nine month periods ending December 31, 2001
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements for the year ended March 31, 2001. The interim consolidated financial statements should be read in conjunction with the Corporation's March 31, 2001 audited annual consolidated financial statements.

Note 1 Change in Accounting Policy

The Canadian Institute of Chartered Accountants issued a new accounting standard with respect to earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. Under this method all options and warrants whose exercise price is less than or equal to the average share price for the period to date are considered exercised at the beginning of the period and common shares are assumed to be issued. The proceeds from the exercise are assumed to be used to purchase common shares at the average market price during the period. The Corporation has adopted this standard retroactively with restatement of previous periods, effective April 1, 2001. There was no impact on earnings per share for the nine months ended December 31, 2000.

Note 2 Related Party Transaction

During the nine month period ending December 31, 2001, the Corporation issued a demand loan to an officer of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the nine month period ending December 31, 2001, $99,673 of the loan was repaid.

Note 3 Business Acquisitions

Effective August 1, 2001, the Corporation acquired shares of an agency for aggregate consideration of $391,199 subject to final purchase price adjustments. The acquisition has been accounted for using the purchase method whereby the assets and liabilities are recorded at their fair values and the operating results are included in the Corporation's financial statements from the effective date of purchase. The note of $185,000 is repayable in eight quarterly installments of $13,250, including interest at 5.5% per annum with the balance due November 1, 2003, and is secured by a general security agreement. During the nine month period ending December 31, 2001, the Corporation determined purchase price adjustments related to agencies previously acquired which resulted in an increase in cost of $294,308.

The net assets acquired were as follows:

Customer Accounts	$685,507
Consideration Paid:	
Cash	$ 127,880
Issuance of long-term debt	309,759
Future tax liability	247,868
	$685,507

Note 4 Normal Course Issuer Bid

The Corporation received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 386,808 of its Common Shares which represents approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expires April 17, 2002. During the nine month period ending December 31, 2001, the Corporation had repurchased 45,400 shares for $264,895, all during the first three months. The $264,895 was allocated to share capital for an amount of $57,203 equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

Note 5 Commitment

During the nine month period ending December 31, 2001, the Corporation signed an extension of the sublease agreement on its head office location. The term commences May 1, 2002 and expires July 30, 2003 for an annual commitment of $253,621.

Note 6 Share Capital

There were 7,692,055 common shares outstanding at December 31, 2001, 7,725,455 common shares outstanding at March 31, 2001, and 7,152,855 common shares outstanding at December 31, 2000.

The issued and outstanding common shares of the Corporation along with securities convertible into common shares are as follows:

	December 31, 2001	March 31, 2001
Issued and outstanding:		
Common shares	7,692,055	7,725,455
Securities convertible In to common shares		
Employee stock options	986,400	612,400
Common share purchase Warrants	59,020	354,120
	8,737,475	8,691,975

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE

The Corporation's revenues have increased approximately 14% to $3,240,395 for the nine month period ended December 31, 2001 from $2,845,988 for the nine month period ended December 31, 2000 primarily due to new business commissions generated (approximately $477,000) and decreases due to a reduction in interest revenue (approximately $70,000) and other revenue (approximately $13,000).

EXPENSES

Salaries and wages have increased to $1,891,438 for the nine month period ended December 31, 2001 from $1,584,443 for the nine month period ended December 31, 2000 primarily due to salaries and wages related to the new business generated (approximately $329,000) and net savings related to salaries and wages restructuring and adjustments (approximately $35,000) and reduction in cost recovery from administrative salaries (approximately $13,000).

Rent increased to $199,111 for the nine month period ended December 31, 2001 from $159,310 for the nine month period ended December 31, 2000 primarily due to increases in operating costs related to utility cost increases (approximately $19,000) and reduction in cost recovery from office space (approximately $20,000).

General and administrative expenses increased to $847,248 for the nine month period ended December 31, 2001 from $755,386 for the nine month period ended December 31, 2000 primarily due to decrease in investor relations costs (approximately $17,000), increase in legal and auditor costs (approximately $51,000), increase in operating costs of the web-site (approximately $18,000) and combined increases in other expenses ($39,000). During the second quarter, costs were incurred (approximately $21,000) to redesign the website, which will significantly reduce the ongoing operating costs of the website effective September 1, 2001.

EARNINGS FROM OPERATIONS BEFORE INTEREST ON LONG-TERM DEBT AND DEPRECIATION AND AMORTIZATION AND INCOME TAXES (EBITDA)

The Corporation's EBITDA decreased from $346,849 for the nine month period ended December 31, 2000 to $302,598 for the nine month period ended December 31, 2001 primarily due to decreased interest revenue and increased operating expenses as noted above. These earnings as a percentage of revenue have decreased from 12% for the nine month period ended December 31, 2000 to 9% for the nine month period ended December 31, 2001.

INTEREST ON LONG-TERM DEBT

Interest expense increased to $6,691 for the nine month period ended December 31, 2001 from $5,087 for the nine month period ended December 31, 2000 due to the acquisition in the second quarter.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $254,592 for the nine month period ended December 31, 2001 from $189,830 for the nine month period ended December 31, 2000 primarily due to the amortization of the Heritage Hill acquisition and depreciation of the new website developed and fixed asset additions, and amortization of the acquisition in the second quarter.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at December 31, 2001 as compared to March 31, 2001 primarily reflects a net decrease in working capital. Despite positive working capital generated from operations, working capital declined primarily due to the repurchase of shares under the issuer bid, an advance to a related party, capital asset additions, a down payment on an acquisition in the second quarter, and advances on purchase price adjustments related to a prior acquisition.

FINANCIAL RESOURCES AND LIQUIDITY

At December 31, 2001 the Corporation had working capital of $4,008,215 and long-term debt outstanding including current portion, of $326,504. At March 31, 2001 the Corporation had working capital of $4,391,594 and long-term debt outstanding of $63,689. The Corporation has a $100,000 credit line with a Canadian chartered bank which it has not utilized to date.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquidity position at December 31, 2001, the Corporation has sufficient cash to meet its short term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 5.09:1 as at December 31, 2001 and 6.84:1 as at March 31, 2001.

The debt to equity ratios (long-term debt/ shareholders' equity) were 0.002:1 as at March 31, 2001 and 0.020:1 as at December 31, 2001.

Shareholders' equity has decreased from $7,181,560 as at March 31, 2001 to $6,984,594 as at December 31, 2001 primarily due to the repurchase of shares under the issuer bid.